EXHIBIT (c)(1)

                  [DOUGHERTY SUMMIT SECURITIES LLC LETTERHEAD]


October 29, 1998



Board of Directors
Dynamic Homes, Inc.
525 Roosevelt Avenue
Detroit Lakes, MN 56502

Gentlemen:

         You have retained Dougherty Summit Securities LLC to provide you with an opinion as to the fair market value of the common stock of Dynamic Homes, Inc. ("DHI") for purposes of a potential sale or merger transaction of the Company. Accordingly, our opinion of value is based on a change control transaction as opposed to a minority interest value.

         In connection with our opinion, we have reviewed, among other things
(i) certain public information concerning DHI; (ii) certain internal information, primarily financial in nature, including forecasts; (iii) historical stock price and volume data for DHI; (iv) certain publicly available information with respect to certain companies that we believe to be generally comparable to DHI; and (v) prices and premiums paid in certain business combinations.

         Based on our analysis, we have estimated the value of the common stock of DHI to be approximately $2.75 per share. Therefore, a price at or exceeding $2.75 per share would be fair to the common shareholders of DHI from a financial point of view.

         There are several critical factors that, in our opinion, would impact the value of DHI in a sale or merger transaction. First, we have not estimated values that may be attributable to synergies from a combination of DHI with a specific entity (other than cost reductions relating to management and director compensation and public company reporting). The amount and timing of potential synergies due to increased revenue growth and/or other cost reductions can impact the ultimate purchase price paid for DHI.

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Board of Directors
Dynamic Homes, Inc.
October 29, 1998
Page Two


         Secondly, we understand the Shagawa Resort is operating at a slight loss on an earnings basis and approximately break-even on a cash flow basis. We further understand that DHI may have an offer to sell the Shagawa Resort for cash of approximately $2,000,000 and that the mortgage against the property is approximately $1,780,000. To date, we have not performed a sell versus hold analysis to determine how this may impact the value to a potential buyer but based on our preliminary analysis, divesting the Shagawa Resort would be accretive to earnings per share by $0.05 and would increase the cash balance of DHI by approximately $200,000 after extinguishing the mortgage. The negative impact to DHI would be a non-recurring charge to earnings of approximately $1,200,000 and its effect on the balance sheet. However, because earnings are significantly more dominant than book value in the valuation process, we would expect a divestiture to be viewed favorably from the perspective of a buyer.

Finally, in our opinion, a competitive bidding process would attract a wider number of potential buyers than is currently the case and may increase the value of the bids compared to a negotiated process with one potential buyer.

In summary, we recommend that DHI (i) implement a competitive bidding process
(ii) identify and quantify potential synergies and (iii) consider divesting the Shagawa Resort and quantify the resulting impact to a buyer.

We appreciate the opportunity to provide you with our valuation opinion and recommendations and look forward to assisting you in any of the matters described above.

Very truly yours,


/s/ Dougherty Summit Securities LLC

DOUGHERTY SUMMIT SECURITIES LLC